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ANNUAL AUDITED REPORT
FORM X-17A-5 ⚔
PART III

SEC FILE NUMBER

8- 69629

Securities and Exchange
JAN 1 2020
RECEIVED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____12/01/18_____ AND ENDING_____11/30/2019_____

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T&G Private Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     733 Third Ave, 16th Floor,   New York, New York   10017

                                        (No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray   917-238-1263

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Malter Ende & Co. LLP

                           (Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __J. Clarke Gray_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__T&G Private Capital LLC_____ , as
of __November 30,_____ , 20 __19_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____ 1|29|20
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T&G PRIVATE CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

November 30, 2019

PUBLIC DOCUMENT PURSUANT TO RULE 17a-5

T&G PRIVATE CAPITAL LLC

CONTENTS

NOVEMBER 30, 2019



CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of Taylor & Gray LLC
Member of T&G Private Capital LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of T&G Private Capital LLC as of November 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of T&G Private Capital LLC as of November 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of T&G Private Capital LLC's management. Our responsibility is to express an opinion on T&G Private Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to T&G Private Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as T&G Private Capital LLC's auditor since 2017.

New York, New York
January 29, 2020

 **PrimeGlobal** | *An Association of Independent Accounting Firms*

1

T&G PRIVATE CAPITAL LLC
Statement of Financial Condition
November 30, 2019

ASSETS:

Cash	$ 29,923
TOTAL ASSETS	**$ 29,923**

LIABILITIES AND MEMBER'S EQUITY:

Accounts payable and accrued expenses	$ 8, 000
Due to Parent	5,802
Deferred revenue	950
TOTAL LIABILITIES	**14,752**
Member's Equity	15,171
TOTAL MEMBER'S EQUITY	**15,171**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 29,923**

2

See accompanying notes to financial statement

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

T&G PRIVATE CAPITAL LLC (the "Company" or "TGPC"), a wholly owned subsidiary of Taylor & Gray LLC ("T&G"or "Parent"), was established as a Delaware limited liability company as a U.S. broker dealer. Pursuant to a continuing membership application approved on December 21, 2017 by the Financial Industry Regulatory Authority ("FINRA"), the Company, formerly known as Hudsonfield Securities, was acquired by T&G. The acquisition was effected on January 8, 2018 as the new owners acquired all the outstanding capital shares from the former owners. TGPC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company engages in providing a platform for investment banking solutions within a fully regulatory compliant umbrella.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company generates fee revenue by providing a platform for registered independent contractors conducting institutional investment banking services. Those fees are recognized when the service is performed and there is persuasive evidence that the Company's services have been substantially completed and collection of fees is reasonably assured.

<u>Income Taxes</u>

The Company is an LLC, and files consolidated tax returns with its Parent. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. As required by ASC 740-10-30-27, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return shall be allocated among those members when such members issue separate financial statements. Being

3

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (cont'd)</u>

that the Parent is an LLC, and thus a non-taxable entity, there is no current or deferred tax expense to be allocated to the Company and as a result there is no provision or liability for federal and state income taxes to be included in the financial statements.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of November 30, 2019, all prior returns for (2016, 2017 and 2018) are the open federal and state tax years. There were no interest or penalties recorded during the year ended November 30, 2019.

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation insurance and when receivables are not collateralized. There have been no losses related to these risks.

Note 2 - <u>Net Capital Requirements</u>

As a member of FINRA and being registered with the Securities and Exchange Commission the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2019 the net capital ratio was 0.97 to 1. The Company does not carry customer accounts nor accept customer funds or securities.

At November 30, 2019 the Company had net capital of $15,171 which was $10,171 in excess of its minimum net capital requirement of $5,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 3 - <u>Income Taxes</u>

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken

Note 3 - <u>Income Taxes (cont'd)</u>

or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of November 30, 2019, no liability for unrecognized tax benefits was required to be recorded. In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the statements. As of November 30, 2019, there were no unrecognized tax benefits.

Note 4 - <u>Commitments and Contingencies</u>

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

There are no other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - <u>Related Party Transactions</u>

TGPC entered into an expense sharing agreement (the "ESA") with T&G effective January 1, 2018. In accordance with the terms of the ESA certain operating expenses of TGPC can be paid by T&G. These expenses shall include, but are not limited to, rent, utilities, information technology infrastructure, printing and telephone fees and such other operating expenses incurred by TGPC. The term of the ESA shall be effective from January 1, 2018 and may be terminated by T&G for any reason upon written notice to TGPC.

Pursuant to the terms of the ESA T&G paid compensation, rent expense and audit fees during the year ended November 30, 2019. $10,000 of the payable due to T&G by TGPC was forgiven and recorded as a capital contribution made by T&G.

Note 6 - <u>**Continuing Operations**</u>

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. A member of the Company made a capital contribution of $10,000 to fund expenses and maintain its compliance with the net capital rule. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

Note 7 - <u>**Subsequent Events**</u>

Management has evaluated the Company's events and transactions that occurred subsequent to November 30, 2019, through January 29, 2020, the date when the financial statements were issued.